Exhibit 2.2

This is a free translation. The Portuguese version shall prevail in case of any difference with this version.

MERGER PROTOCOL AND JUSTIFICATION OF XPART S.A. WITH AND INTO XP INC.

By this private instrument, on the one side,

XP INC., a company listed on NASDAQ, with its headquarters at Cayman Islands, at PO Box 309, Ugland House, Grand Cayman, KY1-1104, enrolled with the Brazilian Taxpayers Registry under No. 35.306.280/0001-45 and with branch in the City and Sate of São Paulo, at Av. Presidente Juscelino Kubitschek, No. 1909, 29th floor, South Tower, Vila Nova Conceição, Zip Code 04543-907, enrolled with the Brazilian Taxpayers Registry under No. 42.915.977/0001-89 (“XP Inc.” or “Merging Company”), hereby rep.resented by Mr. Fabrício Cunha de Almeida, Brazilian, married, lawyer and bearer of the Identity Card R.G. No. 0201679099 (DICRJ), enrolled with the Individual Taxpayers Registry under No. 056.388.647-17, resident and domiciled in the City and State of São Paulo, and Mr. Bruno Constantino Alexandre dos Santos, Brazilian, married, mechanical engineer and bearer of the Identity Card R.G. No. 84237254 (IFP/RJ), enrolled with the Individual Taxpayers Registry under No. 043.027.267-76, resident and domiciled in the City and State of São Paulo;

And, on the other side,

XPART S.A., a corporation, with its headquarters in the City and Sate of São Paulo, at Av. Paulista, No. 1938, 18th floor, Bela Vista, Zip Code 01310-942, enrolled with the Brazilian Taxpayers Registry under No. 43.169.644/0001-10 (“XPart” or the “Merged Company”), hereby represented by its officers Mr. Geraldo José Carbone, Brazilian, married, economist and bearer of the Identity Card R.G. No. 8.534.857-0 (SSP/SP), enrolled with the Individual Taxpayers Registry under No. 952.589.818-00, resident and domiciled in the City and State of São Paulo; and Mrs. Maria Fernanda Ribas Caramuru, Brazilian, lawyer, married and bearer of the Identity Card R.G. No. 19.823.563 – X, enrolled with the Individual Taxpayers Registry under No. 070.336.018 – 32, resident and domiciled in the City and State of São Paulo;

The Merging Company and the Merged Company, hereinafter are referred to, together, as “Parties” and, individually, as “Party”.

And, as intervening party,

XP INVESTIMENTOS S.A., a company with its headquarters in the City and State of Rio de Janeiro, at Av. Ataulfo de Paiva, No. 153, room 201, Leblon, Zip Code 22440-032, enrolled with the Brazilian Taxpayers Registry under No. 16.838.421/0001-26 (“XP Investimentos”), hereby represented in the form of its bylaws, by its officers Mr. Fabrício Cunha de Almeida, Brazilian, married, lawyer and bearer of the Identity Card R.G. No. 0201679099 (DICRJ), enrolled with the Individual Taxpayers Registry under No. 056.388.647-17, resident and domiciled in the City and State of São Paulo, and Mr. Bruno Constantino Alexandre dos Santos, Brazilian, married, mechanical engineer and bearer of the Identity Card R.G. No. 84237254 (IFP/RJ), enrolled with the Individual Taxpayers Registry under No. 043.027.267-76, resident and domiciled in the City and State of São Paulo;

WHEREAS:

(i)	XPart was incorporated in the context of a corporate reorganization promoted by Itaú Unibanco Conglomerate, from the spin-off of Itaú Unibanco Holding S.A., with the purpose of segregating a business line identified in the investment held in XP Inc. to a new company;

(ii)	XPart’s equity (patrimônio) on the date of the merger will consist exclusively of the investment in XP Inc., with XPart holding 226,523,304 Class A shares issued by XP Inc., representing 40.52% of XP Inc.’s total share capital and of the liability (passivos) related to income taxes on profits calculated abroad since the Reference Date, on an accrual basis (regime de competência), in proportion to its interest in XP Inc., up to the date of the Merger, due by XPart.;

(iii)	XP Inc. is a listed company on NASDAQ, with Class A Shares traded on such exchange and holds, directly or indirectly, equity interests in several companies that are part of XP Group in Brazil and abroad, among which XP Investimentos;

(iv)	due to the decision of Itaú Unibanco Conglomerate to segregate its investment held in XP Inc., XP Inc. proposed the merger of XPart with and into XP Inc., as disclosed by XP Inc. on November 27, 2020 and on February 1, 2021;

(v)	the Parties and their respective controlling shareholders, after independent negotiations and in good faith, agreed to propose to their respective shareholders the merger of XPart with and into XP Inc., and to vote in favor of the merger;

(vi)	the total share capital of XPart, on the date hereof, is R$8,595,423,862.85 (eight billion, five hundred and ninety-five million, four hundred and twenty-three thousand, eight hundred and sixty-two Brazilian reais and eighty-five cents), represented by 9,804,135,348 (nine billion, eight hundred and four million, one hundred and thirty-five thousand, three hundred and forty-eight) book-entry shares, with no par value, being 4,958,290,359 (four billion, nine hundred and fifty-eight million, two hundred and ninety thousand, three hundred and fifty-nine) common shares and 4,845,844,989 (four billion, eight hundred and forty-five million, eight hundred and forty-four thousand, nine hundred and eighty-nine) preferred shares;

(vii)	XP Inc.’s share capital, on the date hereof, is divided into 377,764,985 class A common shares (“Class A Shares”) and 181,293,980 class B common shares (“Class B Shares”).

(viii)	XP Inc. holds all shares issued by XP Investimentos;

(ix)	the Parties intend to carry out the merger of XPart with and into XP Inc. in order to offer XPart shareholders the opportunity to directly hold an investment in XP Inc., either through the ownership of Class A Shares issued by XP Inc. or through Brazilian Depositary Receipts – BDR sponsored Level I representing Class A Shares issued by XP Inc. (“BDRs”); and

(x)	the merger of XPart with and into XP Inc. will be subject to the applicable corporate approvals of each of the Merged Company and the Merging Company, pursuant to the applicable law of each of the countries in which the companies are registered (i.e. Brazil and Cayman Islands).

NOW, THEREFORE, the Parties have agreed to enter into this Merger Protocol and Justification of XPart S.A. with and into XP Inc. (the “Merger Protocol”), pursuant to Articles 224 to 227 of Law No. 6,404/1976 (the “Brazilian Corporation Law”), in the following terms and conditions:

1.	PROPOSED TRANSACTION AND JUSTIFICATION:

1.1.	This Merger Protocol has the objective of setting forth the terms of the merger of XPart with and into XP Inc. (the “Merger”), which will be submitted to the appreciation of the shareholders of both Parties.

1.2.	The purpose of the Merger is to make XPart shareholders hold a direct investment in XP Inc., either by holding Class A Shares issued by XP Inc. or BDRs, providing shareholders with greater liquidity and the potential to increase the market value of their investments. The Merger will also allow for the simplification of the current corporate structure, as well as the reduction of financial, operational and administrative costs, within the Parties’ groups.

1.3.	The Merger will be carried out in accordance to the laws of the Cayman Islands, the place of incorporation of XP Inc., and Brazil, the headquarters of XPart. There is no incompatibility between them regarding the contracting and consummation of the Merger.

2.	REFERENCE DATE AND EQUITY VALUATION:

2.1.	The reference date of the Merger is May 31, 2021 (the “Reference Date”).

2.2.	In compliance with legal requirements, the Merger will be performed at book value, based on XPart’s net equity, according to its balance sheet as of the Reference Date, attached as Exhibit I hereto.

2.2.1.	It was requested to , with headquarters in , Taxpayers Registry No. , enrolled in the Regional Council of Accounting of the State of São Paulo under the No. (the “Specialized Firm”) to issue a report on XP Part’s statutory net equity (the “Report”), which copy constitutes the Exhibit II to this Merger Protocol.

2.2.2.	The hiring of the Specialized Firm shall be ratified and the Report prepared by such firm shall be approved by the shareholders of both Parties.

2.2.3.	The Specialized Firm declared, with respect to the performance of its services, (a) that there is no conflict or communion of interests, current or potential, with the Parties and/or their shareholders; and (b) that no shareholders or Parties have directed, limited, hindered or performed any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of the respective conclusions.

3.       THE MERGER AND ITS EFFECTS:

3.1.	According to the information of the Report, the net equity of XPart, on the Reference Date is of R$ 9,985,593,905.66 (nine billion, nine hundred and eighty-five million, five hundred and ninety-three thousand, nine hundred and five Brazilian reais and sixty six cents (“Net Equity”).

3.2.	The Merger will be effected upon the merger of XPart with and into XP Inc. so that XP Inc. will become XPart’s successor in all its assets, rights and obligations, and XPart will cease to exist for all purposes and legal effects, in accordance with Article 227 of the Brazilian Corporation Law.

3.3.	Considering XPart is an entity whose equity, on the date of the Merger, will consist only of the equity interest held in XP Inc. and the liability (passivos) related to income taxes on profits calculated abroad since the Reference Date, on an accrual basis (regime de competência), in proportion to its interest in XP Inc., up to the date of the Merger, due by XPart, the Merger will not result in increase in the share capital of XP Inc. After the approval of the Merger, (i) XPart will be extinguished and succeeded by XP Inc.; (ii) the totality of the shares issued by XPart will be cancelled; (iii) the 45,898,991 Class B Shares issued by XP Inc. and held py XPart will have been converted and replaced by equal number of Class A Shares, totalizing 226,523,304 Class A Shares, which will be surrendered to XP Inc. to be held in treasury and will then be transferred and delivered by XP Inc., directly or through the issuance and delivery of BDRs, to the shareholders of XPart, in proportion to their respective interest in the share capital of XPart, in accordance to items 3.4 and 3.5 below.

3.3.1.	For clarification purposes, the amounts held in cash by XPart on the Reference Date were spent after the Reference Date or will be spent on costs necessary for its incorporation and operations, and the remaining balance, if any, will be donated to the “Todos pela Saúde” initiative before the date of the Extraordinary General Meeting of XPart on the Merger.

3.4.	XPart shareholders, regardless of the type of shares they hold (common or preferred), will become direct shareholders of XP Inc. by holding Class A Shares issued by XP Inc or BDRs representing XP Inc.’s Class A shares. Upon the completion of the Merger, (1) holders of American Depositary Shares representing Itaú Unibanco Holding S.A. shares, to which the right to receive securities issued by XPart is associated (“IUH ADSs”), IUPAR – Itaú Unibanco Participações S.A. (“IUPAR”) and Itaúsa S.A. (“Itaúsa”) (in the case of IUPAR and Itaúsa, each as a party to XP Inc. Shareholders’ Agreement), will receive in the Merger Class A Shares issued by XP Inc. and (2) the remaining XPart shareholders will receive XP Inc.’s BDRs.

3.4.1.	Since the shares held by XPart will be transferred and delivered by XP Inc., directly or in the form of BDRs to the shareholders of XPart as per the Exchange Ratio (as defined below), there will remain approximately 726,776 Class A Shares held in treasury of XP Inc.

3.4.2.	The Class A Shares issued by XP Inc. to be transferred to XPart shareholders, directly or through BDRs, will have the same rights and advantages attributed to the Class A Shares issued by XP Inc, in accordance with XP Inc.’s bylaws and the laws applicable to XP Inc. Therefore, the rights and preferences of holders of common or preferred shares issued by XPart will no longer apply and shall be terminated for all legal purposes.

3.4.3.	XP Inc. hired Itaú Unibanco S.A. to act as the depositary and requested the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or the “CVM”) and B3 to register the BDRs program, each BDR being composed of one XP Inc. Class A Share.

3.5.	The exchange ratio is 1 Class A Share issued by XP Inc., including in the form of XP BDRs, for 43.3128323 XPart Shares (“Exchange Ratio”). The Exchange Ratio was agreed by the parties assuming (i) the number of XPart shares immediately prior to the completion of the Merger (after the cancellation of XPart treasury shares), which means 9,779,887,151 shares, divided by (ii) 225,796,528 shares, which corresponds to 226,523,304 shares issued by XP Inc. held by XPart reduced by 726,776 shares, reflecting the best estimate of the Parties related to the tax on profits abroad of XP Inc. that will be due by XPart (and paid after the Merger by XP, as successor of XPart).

3.5.1.	No fractions of Class A Shares issued by XP Inc. or BDRs will be distributed. Following the Merger, (i) any fractional Class A Shares issued by XP Inc. will be grouped into whole numbers and sold on the open market managed by Nasdaq and (ii) Class A Shares issued by XP Inc. underlying fractional entitlements to BDRs will be grouped into whole numbers for issuance of BDRs and sold on the open market managed by B3 S.A. – Brasil, Bolsa, Balcão (“B3”). The net proceeds from the sale of the Class A Shares issued by XP Inc. or BDRs will be distributed on a pro rata basis to the XPart Shareholders who held the right to receive fractional Class A Shares issued by XP Inc. or BDRs. Fractional Class A Shares issued by XP Inc. underlying Itaú Unibanco Holding S.A. (enrolled with the Brazilian Taxpayers Registry under No. 60.872.504/0001-23) ADSs would otherwise be entitled will be aggregated and sold by The Bank of New York Mellon, as the depositary, or by The Depository Trust Company (“DTC”) or by direct or indirect participants in the DTC system, being the net proceeds of those sales distributed to the holders of Itaú Unibanco Holding S.A. ADSs entitled to them. No additional consideration in cash or in kind will be paid by XP Inc. to XPart shareholders in connection with the Merger.

3.6.	XPart shareholders that pursuant to applicable Law are entitled to withdrawal rights will be reimbursed of the value of XPart shares, which will be calculated based on the book value of XPart’s net equity on the Reference Date, which is R$ 1.02 per common share and/or preferred share of XPart. XPart will timely inform its shareholders of the procedures and deadlines to exercise the withdrawal right, which will be paid by XP Inc. as the successor of XPart, upon payment in cash and upon delivery of BDRs by the respective shareholders.

4.	AMENDMENT OF THE MERGING COMPANY'S ARTICLES OF ASSOCIATION:

4.1.	The Merger will not result in any change to the value of the Merging Company’s share capital. The Amended and Restated Memorandum and Articles of Association of the Merging Company will be entirely amended, restated and replaced by the new Amended and Restated Memorandum and Articles of Association to be filed with the registrar of Cayman Islands.

5.	EQUITY VARIATIONS:

5.1.	The equity variations verified in XPart in the period between the Reference Date and the effective date of the Merger will be recognized in the accounts by XPart and succeeded by XP Inc., due to the Merger.

6.	CORPORATE APPROVALS:

6.1.	Regarding XPart’s approvals, the Merger is subject to and will be submitted to XPart’s extraordinary general meeting, which must, as applicable and among others resolutions, (a) approve this Merger Protocol and the plan of merger to be executed by the Parties, whose content reflects the conditions for the Merger set forth herein, considering that the plan of merger was prepared in accordance with the law of the Cayman Islands (the “Plan of Merger”); (b) ratify the appointment of the Specialized Firm to prepare the Report; (c) approve the balance sheet as of May 31, 2021 and the Report of XPart’s Net Equity based on such balance sheet; (d) approve the terms and conditions for the implementation of the Merger, with the subsequent extinction of XPart; and (e) authorize its management to perform all acts necessary and sign all necessary documents for the implementation of the Merger.

6.2.	Regarding XP Inc.’s approvals, the Merger is subject to and will be submitted to XP Inc.’s board of directors and its shareholders’ meeting, which must, as applicable and among others resolutions, (a) approve this Merger Protocol and the Plan of Merger; (b) ratify the appointment of the Specialized Firm to prepare the Report; (c) approve the Report of XPart’s Net Equity; (d) approve the terms and conditions for the implementation of the Merger, with the subsequent extinction of XPart; and (e) authorize its management to perform all acts necessary and sign all necessary documents for the implementation of the Merger.

7.	MISCELLANEOUS:

7.1.	XPart declares and warrants that (i) on the date of the Merger, XPart’s equity will consist exclusively of 226,523,304 Class A Shares issued by XP Inc. and of the liability (passivos) related to income taxes on profits calculated abroad since the Reference Date, on an accrual basis (regime de competência), in proportion to its interest in XP Inc., up to the date of the Merger, due by XPart; and (ii) will not exercise the prerogative of Article 137, paragraph 3, of the Brazilian Corporation Law. XP Inc., as successor of XPart after the Merger, also declares and warrants that will not exercise the prerogative of Article 137, paragraph 3, of the Brazilian Corporation Law.

7.2.	XPart further declares and warrants that (i) it was incorporated on May 31, 2021 from the partial spin-off of Itaú Unibanco Holding S.A., having its articles of association registered with the Board of Trade of the State of São Paulo in August 18, 2021; (ii) does not have tax debts, except for the taxes on profits abroad of XP Inc. due by XPart, according to item 3.5 above; and (iii) does not carry out any other operational activities. XP Inc., as XPart’s successor, will maintain an attorney-in-fact in Brazil, with powers to receive summons to proposed claims against XPart, pursuant to Article 7 of RFB Normative Ruling No. 1,863/2018.

7.3.	Notwithstanding the provisions of item 7.2 above, XP Inc. indicates it has a branch and establishment in Brazil capable of being responsible for eventual tax obligations of XPart succeeded by XP Inc. Additionally, XP Investimentos is party and executes this Merger Protocol, as a subsidiary of XP Inc. to record its agreement and commitment to be responsible, exclusively before the Brazilian tax authorities, for any tax obligations of XP Inc. as successor of XPart.

7.4.	The management of XP Inc. will be responsible for the performance of all necessary acts for the implementation of the Merger and its formalization before public agencies in Brazil, abroad and in relation to third parties in general.

7.5.	Since XPart is not a publicly held company registered with the CVM, CVM Ruling No. 565/2015 is not applicable to the Merger.

7.6.	If any provision of this Merger Protocol is found to be invalid, the other provisions will remain in full force and effect, as if such invalid provisions were not contained in this Merger Protocol.

7.7.	This Merger Protocol shall be governed by and interpreted in accordance with the laws of the Federative Republic of Brazil.

7.8.	Any and all disputes arising out of or related hereto, including as for the existence, validity, enforceability, interpretation, enforcement, expiration and/or termination hereof (“Disputes”), involving any of the Parties, including their successors at any title whatsoever, shall be settled by arbitration, managed by the Brazil-Canada Chamber of Commerce Arbitration and Mediation Center (the “CAM-CCBC” or “Arbitration Chamber”), under the terms of its arbitration regulation in effect as of the date of filing of the arbitration process (the “Regulation”), except for the amendments provided for herein and of Law No. 9,307/96.

7.8.1.	The arbitration panel shall be made up of three (3) arbitrators (“Arbitration Panel”), of which one (1) shall be appointed by the claimant party(ies) and one (1) shall be appointed by the defendant party(ies), both in equal term. Should there be more than one claimant and/or more than one defendant, the claimants and/or defendants shall jointly appoint their respective arbitrator. The third arbitrator, who shall act as president of the Arbitration Panel, shall be jointly selected by the two (2) arbitrators appointed by the arbitration parties. In case the parties fail to appoint their respective arbitrators, or in case the arbitrators appointed by the arbitration parties fail to appoint the third arbitrator under the terms of the Regulation, the missing appointments shall be made by the President of the CAM-CCBC. Any and all disputes relating to the appointment of the arbitrators by the arbitration parties, as well as to the selection of the third arbitrator, shall be settled by the CAM-CCBC. The Parties agree that the arbitrators appointed would not necessarily need to be CAM-CCBC arbitrators and may be appointed independently by approval of the President of CAM-CCBC.

7.8.2.	In the event of arbitration procedures involving three (3) or more parties in which they may not be gathered in blocks of claimants and defendants, all the parties to the arbitration will jointly appoint two arbitrators within fifteen (15) days as counted from the receipt of such notice from the secretary’s office of CAM-CCBC to this effect. The third arbitrator, who will act as president of the Arbitration Panel, shall be selected by the arbitrators appointed by the arbitration parties within fifteen (15) days from the acceptance of the appointment by the latest arbitrator or, in case this is not possible due to any reason, by the President of the CAM-CCBC, in accordance with the Regulation. Should the arbitration parties fail to jointly appoint the two (2) arbitrators, all members of the Arbitration Panel shall be appointed by the president of the CAM-CCBC, in accordance with the Regulation, who shall designate one of them to act as president of the Arbitration Panel.

7.8.3.	The arbitration language shall be Portuguese, being applicable the Brazilian law and forbidden the judgment by equity. The seat of the arbitration will be the city of São Paulo – SP, Brazil, at which location the arbitration sentence will be rendered.

7.8.4.	Any order, decision, determination, or sentence rendered by the Arbitration Panel shall be final and binding on the Parties and/or their successors, which expressly waive any kind of appeal whatsoever. Nevertheless, the Parties reserve the right to appeal to the Judiciary for the purposes of: (i) ensuring the institution of arbitration; (ii) obtain urgent measures for the protection or safeguarding of rights prior to the establishment of the Arbitration Panel; and (iii) execute any decision of the Arbitration Panel, including, but not limited to, the arbitration award. Any measure granted by the Judiciary shall be promptly notified to the Arbitration Chamber by the Party that requested such measure.

7.8.5.	The Arbitration Panel may review, grant, maintain or revoke, in full or in part, such urgent, provisional or final reliefs as it may understand to be appropriate, including those intended for the specific performance of the obligations set forth herein, either as determined or not by the judicial authority.

7.8.6.	The Parties undertake not to disclose (and not to allow the disclosure of) any information that have come to into its knowledge and any other documents presented in the arbitration, that is not otherwise in the public domain, any evidence and materials produced in the arbitration and any decisions rendered in the arbitration, unless and to the extent that (i) the duty to disclose this information stems from the law; (ii) disclosure of such information is required by a governmental authority or determined by the judiciary; (iii) such information is made public by any other means unrelated to disclosure by the Parties or their affiliates; or (iv) disclosure of this information is necessary for one of the Parties to resort to the Judiciary in such cases provided for in Law No. 9,307/96, and the process must be processed in secrecy of justice or that the confidential information remain confidential. Any and all disputes relating to the confidentiality obligation shall be settled by the Arbitration Panel under a final and binding decision.

7.8.7.	It is elected the central court of the judicial district of São Paulo - SP, Brazil, at the exclusion of any other, however privileged it may be, for the exclusive purposes of obtaining the measures provided on item 7.8.4, without this being deemed as a waiver of arbitration. Any relief granted by the Judicial Branch shall be promptly notified by the party having requested the measure to the CAM-CCBC.

7.8.8.	Prior to the execution of the arbitration instrument, the CAM-CCBC shall have competence to decide, at the Parties’ request, on the consolidation of arbitration procedures arising herefrom or from any other related instrument. After the execution of the arbitration instrument, such competence as for the consolidation of arbitration procedures shall be incumbent upon the first Arbitration Panel being installed, and its decision shall be binding on all the Parties. In any case, the consolidation shall not occur unless (a) the arbitration clauses are compatible among themselves; (b) the arbitration procedures to be consolidated (b.1) shall have the same purpose or same cause of action; or (b.2) there shall be the same parties and their cause of action between the procedures and the purpose of one of them, because it is more comprehensive, covers the others; (c) the consolidation under these circumstances shall not result in unjustified delays for the settlement of the Disputes. The decision of the CAM-CCBC or of the Arbitration Panel, as applicable, to consolidate the procedures shall be final and binding, it being certain that the Parties expressly waive any right to appeal from such decision. The Parties agree that, after a decision has been made to consolidate the arbitration procedures, if necessary, they shall promptly dismiss any arbitration procedure that has been previously filed, whose purpose has been consolidated into another arbitration procedure, subject to the terms hereof.

7.8.9.	Arbitration procedural expenses, including, without limitation, the administrative costs of the CAM-CCBC, and the arbitrators’ and experts’ fees, as applicable, shall be borne by each party, as provided for in the Regulation or pursuant to a specific determination as issued by the Arbitration Panel. Upon rendering the arbitration sentence, the Arbitration Panel shall award the reimbursement of such costs to the winning party(ies), in proportion to the fault of the losing party(ies), as well as related mandatory attorney’s expenses.

In witness whereof, the Parties execute this Merger Protocol, in 2 (two) copies of equal content and form, together with the undersigned witnesses.

São Paulo/SP,                  , 2021.

(signatures on next page)

(Signature page of the Merger Protocol and Justification of
XPart S.A. with and into XP Inc., executed on          , 2021)

XP Inc.:

Fabrício Cunha de Almeida	Bruno Constantino A. dos Santos

XPart S.A.:

Geraldo José Carbone	Maria Fernanda R. Caramuru

XP Investimentos S.A.:

Fabrício Cunha de Almeida	Bruno Constantino A. dos Santos

XP Inc. - Brazilian Branch

Fabrício Cunha de Almeida	Bruno Constantino A. dos Santos

Witnesses:

1.		2.
	Nome:		Nome:
	RG:		RG:
	CPF:		CPF:

EXHIBIT I
XPART S.A.’s BALANCE SHEET

[Intentionally left blank.]

EXHIBIT II
XPART S.A.’s REPORT

[Intentionally left blank.]